

Mail Stop 3233

September 15, 2017

Via E-Mail
Andrew M. Sims
Chief Executive Officer
410 W. Francis Street
Williamsburg, Virginia 23185

> **Re: Sotherly Hotels Inc.**
> **Registration Statement on Form S-3**
> **Filed September 7, 2017**
> **File No. 333-220369**

Dear Mr. Sims:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Thomas J. Egan, Jr., Esq.
Baker & McKenzie LLP